1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.97

CANOPY GROWTH & ANBL PARTNER TO CREATE COMPREHENSIVE CANNABIS TRAINING PROGRAM

Innovative E-Learning Platform from D2L –Expertise from MADD CANADA & Canadian AIDS Society

January 19, 2018

FREDERICTON, NB– Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) and the New Brunswick Liquor Corporation (“ANBL”) today announced the roll out of a retail training program intended to educate and prepare Cannabis NB retail staff for the legalization of recreational cannabis. The training program, the first of its kind in Canada, will consist of four pillars combining online, self-study, and classroom components. The four areas of concentration include: Customer Service, Cannabis Product Knowledge, Safety and Responsible Use, and Policies Procedures & Systems.

The objective of the program is to equip employees of ANBL’s cannabis retail locations with the confidence they need to provide a safe and informative consumer experience. Bringing together ANBL’s comprehensive knowledge of service standards in a retail environment and the unparalleled cannabis expertise that Canopy Growth has developed serving the largest base of cannabis customers across the country, this collaboration will draw on best practices to deliver world-class education services quickly and effectively.

Ending cannabis prohibition is a complex endeavor, and it is imperative that adult consumers are educated on how to choose the right product, how to responsibly consume, and how to responsibly store their cannabis. Additionally, all employees in the position of selling recreational cannabis should be equipped with the skills needed to provide world-class service to curious customers, and to assist consumers in having a safe and responsible experience.

“New Brunswick has demonstrated its ability to lead the country through progressive cannabis legislation, and in its efforts to attract cannabis jobs and investments,” said Mark Zekulin, President, Canopy Growth Corporation. “A well-trained cannabis retail team is critical to ensuring the safety and success of the recreational cannabis industry in New Brunswick. This educational platform strengthens the province’s dedication to getting it right and focusing on the details of this new industry.”

Investments in research and education are critical to ensure a safe and successful cannabis industry here in Canada and Canopy Growth is proud to play a leadership role in these areas.

“This program will help ensure Cannabis NB operates in a manner that promotes social responsibility and responsible consumption,” said Brian Harriman, President and CEO of NB Liquor. “NB Liquor has a vast amount of experience with customer service and retailing a controlled substance, operations and procedures and Canopy Growth can offer aspects of the product knowledge.”

The cannabis education and training program was created by Canopy Growth and ANBL, with input from MADD Canada on impaired driving. The entire curriculum leverages D2L’s innovative learning platform, Brightspace.

The program will be offered in whole or in part to other Canadian provinces and jurisdictions with Cannabis NB retail being the first to receive the training in its entirety.

This commitment to education and training in the province is part of Canopy Growth’s pledge to remit a monetary amount equal to two per cent of the gross value of all cannabis products sold to the government annually for social and/or educational programs. Canopy Growth is proud to stay true to its longstanding commitments to Corporate Social Responsibility, including partnerships with MADD Canada, the Canadian AIDS Society, Parent Action on Drugs, as well as an ongoing commitment to contribute funds from all online cannabis oil sales to educational initiatives.

Here’s to Future (Grey Matter) Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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